EXHIBIT (a)(5)(C)

PKN ORLEN Commences Previously Announced Cash Tender Offer to Acquire FX Energy, Inc.

WARSAW, Poland — October 27, 2015 — Polski Koncern Naftowy Orlen S.A. (WSE: PKN) (“PKN ORLEN”), through its indirectly wholly-owned subsidiary, Kiwi Acquisition Corp. (“Merger Sub”), a wholly-owned subsidiary of ORLEN Upstream Sp. z o.o., a Polish private limited company (“Parent”), is commencing today its previously announced all cash tender offer (the “Tender Offer”) to acquire all outstanding shares of common stock of FX Energy, Inc. (NASDAQ: FXEN) (the “Company”) for $1.15 per share, without interest and less any applicable withholding taxes. The Tender Offer is being made pursuant to an Offer to Purchase, dated October 27, 2015 (the “Offer to Purchase”), and in connection with an Agreement and Plan of Merger dated as of October 13, 2015 CET (October 12, 2015 MST) (the “Merger Agreement”). PKN ORLEN and the Company first announced this transaction on October 13, 2015.

The Tender Offer and any withdrawal rights to which the Company’s common stockholders may be entitled will expire at 12:01 a.m. Eastern time on Wednesday, November 25, 2015, unless the Tender Offer is extended in accordance with the terms of the Merger Agreement. Following completion of the Tender Offer and, if required, receipt of stockholder approval, PKN ORLEN expects to consummate a merger in which remaining Company common stockholders will receive the same cash price per share of $1.15 as paid in the Tender Offer. Following the merger, the Company will become a wholly-owned subsidiary of Parent and an indirectly wholly-owned subsidiary of PKN ORLEN.

There is no financing condition to the Tender Offer. The closing of the Tender Offer is conditioned on the tender of at least a majority of the outstanding shares of the Company’s common stock on a fully diluted basis, the receipt of any approval required by and/or the expiration of the mandatory waiting period under the antitrust, competition or similar laws of the Republic of Poland, and other conditions described in the Offer to Purchase.  Based on the total assets and sales of the Company, the parties are not required to file a Notification and Report Form and related materials pursuant to the Hart-Scott-Rodino Act and accordingly do not intend to make such filings.

The complete terms and conditions of the Tender Offer are included in the Offer to Purchase, the Letter of Transmittal (the “Letter of Transmittal”) and other related materials to be filed by Merger Sub with the U.S. Securities and Exchange Commission (the “SEC”) today. Following such filing, the Company will also file a Schedule 14D-9 Solicitation/Recommendation Statement with the SEC relating to the Tender Offer.

About PKN ORLEN

PKN ORLEN (WSE: PKN) is one of the largest petroleum and petrochemical corporations in Central and Eastern Europe and the largest one in Poland in terms of revenues. For the year ended December 31, 2014, PKN ORLEN reported consolidated revenue of approximately USD 33 billion and consolidated assets of approximately USD 13 billion. PKN ORLEN is one of the blue chip stocks traded on the Warsaw Stock Exchange and its market capitalization as of

October 23, 2015 was approximately USD 7.2 billion. PKN ORLEN operates six refineries and the region’s largest network of service stations located in Poland, the Czech Republic, Germany and Lithuania. PKN ORLEN also processes crude oil into gasoline, diesel oil, fuel oil and aviation fuel, is a leading producer of petrochemicals, and its products are used as basic feedstocks by a large number of chemical companies across the region. PKN ORLEN and its subsidiaries employ more than 20,000 people. For more information, visit www.orlen.pl.

Additional Information

This announcement is neither an offer to purchase nor a solicitation of an offer to sell securities. Merger Sub, a wholly-owned subsidiary of Parent and an indirectly wholly-owned subsidiary of PKN ORLEN, will file a Tender Offer Statement with the SEC on Schedule TO, and will mail an Offer to Purchase, Letter of Transmittal and related documents to stockholders of the Company. The Company will file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the offer. The Tender Offer Statement, Offer to Purchase, Letter of Transmittal, Solicitation/Recommendation Statement and related documents will contain important information that should be read carefully before any decision is made with respect to the Tender Offer. These materials will be available at no charge on the SEC’s web site at www.sec.gov. The Tender Offer Statement and related materials may be obtained for free by directing a request by mail to Georgeson, Inc., 480 Washington Boulevard, 26th Floor Jersey City, NJ 07310 or by calling toll-free in the United States (888) 663-7851.

Forward-Looking Statements

This release contains forward-looking statements that involve risks and uncertainties concerning the parties’ ability to close the transaction and the expected closing date of the transaction. Actual events or results may differ materially from those described in this release due to a number of risks and uncertainties. These potential risks and uncertainties include, among others, the outcome of regulatory reviews of the proposed transaction and the ability of the parties to complete the transaction.

PKN ORLEN is not obligated to, and undertakes no obligation to, publicly update or revise any forward-looking statements to reflect events or circumstances after the date of this document. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. Statements regarding the expected date of closing of the Tender Offer are forward-looking statements and are subject to risks and uncertainties including among others: uncertainties as to the timing of the Tender Offer and the satisfaction of closing conditions, including the receipt of regulatory approvals. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.